

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 13, 2010

Mr. Michael L. Jines
General Counsel
RRI Energy, Inc.
1000 Main Street
Houston, Texas 77002

Re: RRI Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 6, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed July 30, 2010
File No. 001-16455

Dear Mr. Jines:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director